

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Ernie Herrman
Chief Executive Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

> **Re: The TJX Companies, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2020**
> **Filed March 27, 2020**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2020**
> **File No. 001-04908**

Dear Mr. Herrman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services